Starpower Communications, LLC

Financial Statements
As of December 31, 2003 and 2002 and
For the Three Years Ended December 31, 2003

Report of Independent Auditors

To the Members of
Starpower Communications, LLC

In our opinion, the accompanying balance sheets and the related statements of operations and of cash flows present fairly, in all material respects, the financial position of Starpower Communications, LLC (the "Company") at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has current liabilities that exceed current assets. Furthermore, one of the members that own fifty percent of the Company, is experiencing financial difficulties and expects a financial restructuring to be implemented through a reorganization under Chapter 11 of the Bankruptcy Code. These matters raise significant doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

As discussed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, and Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* on January 1, 2002.

PricewaterhouseCoopers LLP
Florham Park, NJ
February 25, 2004

Starpower Communications, LLC
Balance Sheets
December 31, 2003 and 2002

(in thousands of dollars)

	2003	2002
Assets		
Current assets		
Cash and temporary cash investments	$ 12,342	$ 5,343
Accounts receivable from related parties	3,011	10,270
Accounts receivable, net of allowance for doubtful accounts of $491 and $1,071	7,631	8,389
Prepayments and other	1,241	931
Total current assets	24,255	24,933
Property, plant and equipment, net	289,844	311,348
Intangible assets, net	697	2,982
Other assets	593	432
Total assets	$ 315,359	$ 339,695
Liabilities and Members' Equity		
Current liabilities		
Accounts payable to related parties	$ 13,138	$ 15,375
Accounts payable	2,308	4,583
Unearned revenue	10,769	13,206
Accrued telephony costs	1,573	1,993
Accrued expenses	7,207	7,113
Accrued exit costs	953	2,029
Deferred reciprocal compensation	-	6,601
Total current liabilities	35,948	50,900
Long-term unearned revenue	1,366	757
Other noncurrent liabilities	296	106
Total noncurrent liabilities	1,662	863
Commitments and contingencies		
Members' equity	277,749	287,932
Total liabilities and Members' equity	$ 315,359	$ 339,695

The accompanying notes are an integral part of these financial statements.

Starpower Communications, LLC
Statements of Operations
Years Ended December 31, 2003, 2002 and 2001

(in thousands of dollars)

	2003	2002	2001
Sales	$ 106,529	$ 85,215	$ 82,154
Costs and expenses, excluding depreciation and amortization:			
Direct expenses	23,263	20,690	27,703
Operating and selling, general and administrative	50,932	51,126	62,787
Depreciation and amortization	26,182	24,291	33,008
Asset impairment and other charges	2,509	4,573	10,806
Goodwill impairment	2,307	-	-
Noncash stock based compensation expense	87	-	-
Operating income (loss)	1,249	(15,465)	(52,150)
Interest income	68	96	655
Other income	-	207	291
Net income (loss)	$ 1,317	$ (15,162)	$ (51,204)

The accompanying notes are an integral part of these financial statements.

Starpower Communications, LLC
Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001

(in thousands of dollars)

	2003	2002	2001
Cash flows from operating activities			
Net income (loss)	$ 1,317	$ (15,162)	$ (51,204)
Depreciation and amortization	26,182	24,291	33,008
Asset impairment and other special charges	2,509	4,573	10,806
Goodwill impairment	2,307	-	-
Provision for losses on accounts receivable	3,329	2,636	4,122
Noncash stock based compensation expense	87	-	-
Loss on disposal of assets	-	824	246
Net changes in certain assets and liabilities			
Accounts receivable	(2,571)	(5,892)	(3,659)
Prepayments and other assets	(471)	(6)	(257)
Deferred reciprocal compensation	(6,601)	6,601	-
Accounts receivable from related parties	7,259	4,727	26,564
Accounts payable	(2,275)	(5,291)	(34,300)
Accrued telephony costs	(420)	(10,356)	4,415
Accrued expenses	(982)	(1,867)	3,075
Accounts payable to related parties	(2,324)	(4,823)	(16,987)
Unearned revenue	(1,828)	59	(2,731)
Other liabilities	190	39	(98)
Net cash provided by (used in) operating activities	25,708	353	(27,000)
Cash flows from investing activities			
Additions to property, plant and equipment	(7,156)	(20,065)	(84,796)
Proceeds from the sale of fixed assets	-	405	-
Capitalized franchise costs	(53)	(102)	(378)
Net cash used in investing activities	(7,209)	(19,762)	(85,174)
Cash flows from financing activities			
Distribution to partners	(15,500)	-	-
Capital contributions	4,000	15,000	101,000
Net cash (used in) provided by financing activities	(11,500)	15,000	101,000
Net decrease in cash and temporary cash investments	6,999	(4,409)	(11,174)
Cash and temporary cash investments at beginning of year	5,343	9,752	20,926
Cash and temporary cash investments at end of year	$ 12,342	$ 5,343	$ 9,752
Supplemental non-cash investing activity			
Transfer of equipment from related party	$ -	$ 125	$ -

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars)

1. Description of Business and Operations of the Company

On August 1, 1997, RCN Corporation ("RCN") and Pepco Communications, LLC ("Pepco Communications"), then a wholly-owned subsidiary of Potomac Capital Investment Corporation ("PCI"), entered into a letter of intent (the "Letter of Intent") to form a joint venture which would own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the greater Washington, D.C., Virginia and Maryland area (the "Washington, D.C. Market"). PCI and Pepco Communications are wholly-owned affiliates of Pepco Holdings Inc. ("PHI"). Starpower (the "Company"), an unregulated limited liability company with a perpetual term, was formed on October 28, 1997 to construct, own, lease, operate and market a network for the selling of voice, video, data and other telecommunications services to all potential commercial and residential customers in the Washington, D.C. Market. RCN owns 50% of the equity interest in Starpower, and Pepco Communications owns the remaining 50% interest.

Pursuant to the Amended and Restated Operating Agreement, dated December 18, 1997, RCN and Pepco Communications have committed to initial capital contributions of $150 million each to fund the venture and are required to make capital contributions in accordance with a schedule set forth in such agreement. Failure of either RCN or Pepco Communications to make a scheduled capital contribution or to vote in favor of certain additional capital contributions may result in the recalculation of equity interests. The business and affairs of Starpower are equally owned, managed and controlled by RCN and Pepco Communications. So long as RCN and Pepco Communications maintain a 50/50 ownership interest in the joint venture, each of RCN and Pepco Communications will appoint three members to a Members Committee, the approval of which is required for any business action. Certain fundamental business actions, such as mergers, acquisitions, sales of substantially all of the assets, liquidation and amendments to the certificate of organization or any agreement signed at the Starpower closing, require the unanimous approval of the Members Committee regardless of whether the parties continue to maintain a 50/50 ownership interest.

The $150 million initial capital commitment was fulfilled by each partner during the fourth quarter of 2000. Additionally, during the fourth quarter of 2000, each partner agreed to contribute an additional $18 million to fund capital requirements. During the years ending December 31, 2001, 2002 and 2003, each partner agreed to contribute an additional $50.5 million, $5 million and $2 million, respectively, to fund capital requirements.

2. Liquidity and Capital Resources

The Company has historically met its liquidity requirements through cash on hand and capital contributions from its partners. During 2004, RCN announced that it was experiencing financial difficulties and expects a financial restructuring to be implemented through a reorganization under Chapter 11 of the Bankruptcy Code. Furthermore, the Company's other partner, PHI, announced its intention to sell its membership interest to a third party. At December 31, 2003, the Company has current liabilities that exceed current assets. The Company relies on capital contributions from both of its partners to meet its financial liquidity requirements and to remain solvent. The Company cannot assure that it will be able to meet its working capital requirements absent capital contributions from its two partners. The Company may not be successful in producing sufficient cash flow from operating activities to sustain financial liquidity.

Starpower Communications, LLC
Notes to Financial Statements
December 31, 2003 and 2002

(in thousands of dollars)

At December 31, 2003, the Company had $12,342 in cash and temporary investments. The Company believes that current available cash and cash equivalents will be sufficient to meet its anticipated cash needs for working capital, capital expenditure and other activities through 2004; however, the Company cannot assure its results. The Company may seek additional financing from its partners, but there can be no assurance that it will be able to obtain such financing. These matters raise significant doubt about the Company's ability to continue as a going concern.

3. **Summary of Significant Accounting Policies**

Cash and Temporary Cash Investments
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be temporary cash investments. Temporary cash investments are stated at cost which approximates market.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. When sources of information regarding the carrying values of assets and liabilities, and reported amounts of revenue and expenses are not readily apparent, the Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable for making judgments. The Company evaluates all of its estimates on an on-going basis. Actual results could differ from those estimates.

Advertising Expense
Advertising costs are expensed as incurred. Advertising expense charged to operations was $3,366, $3,735 and $3,298 in 2003, 2002 and 2001, respectively.

Property, Plant, Equipment and Depreciation
Property, plant and equipment is recorded at cost of acquisition or construction, including all direct and certain indirect costs. These costs include related payroll and employee benefits. Expenditures for repairs and maintenance are charged to expense as incurred, while equipment replacement and betterments are capitalized. Depreciation is provided on the straight-line method based on the useful lives of the various classes of depreciable property. The costs and related depreciation for assets no longer in service are eliminated from the account. Gain or loss is recognized on retirements and dispositions. The average estimated lives of depreciable property, plant and equipment are:

	Lives
Telecommunications Network	5-22.5 years
Leasehold improvements	10 years
Furniture, fixtures and vehicles	5-10 years

Goodwill and Other Intangible Assets
The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002. This pronouncement changes the accounting for goodwill and intangible assets with indefinite lives from an amortized method to an impairment approach. Accordingly, the Company no longer recorded amortization relating to its existing reported goodwill.

6

(in thousands of dollars)

SFAS No. 142 requires that goodwill and intangible assets be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. The Company's transitional impairment test, measured as of January 1, 2002, did not result in an impairment loss. However, as described in Note 6, an impairment of our goodwill was recorded in 2003.

Goodwill and other intangible assets are valued at cost. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over a 4 year period. Identifiable intangible assets, which primarily comprise franchises and subscriber lists are amortized on a straight-line basis over the expected period of the benefit ranging from 2 to 15 years.

Impairment of Long-Lived Assets
On January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of, and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented.

The carrying values of long-lived assets, which include construction material, property, plant and equipment and other intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment would be determined based on a comparison of future undiscounted cash flows to the underlying assets. If required, adjustments would be measured based on discounted cash flows.

Employee Benefits
The Company has established a 401(k) savings plan in which employees are eligible to participate. Contributions charged to expense were $47, $231 and $310 in 2003, 2002 and 2001, respectively. Certain employees of the Company are also eligible to participate in the Performance Unit Long-Term Compensation Plan designed to provide them with a payout at the end of a three-year period, based on the value of their Performance Units at that time. As of December 31, 2001, the end of the three-year period, the Company had $201 accrued as the estimated payout. During 2002, the Company paid out approximately $175 to eligible employees, $26 less than what was originally estimated. This difference was recorded as a reduction in operating and selling, general and administrative expense in 2002. There is currently no Performance Unit Long-Term Compensation Plan in effect as of December 31, 2003.

Revenue Recognition
Revenues are generally recognized and earned when evidence of an arrangement exists, services are rendered, the selling price is determinable and collectibility is reasonably assured. The Company recognizes local telephone service revenue as earned when services are provided. The amount recognized as revenue for local telephone charges are based on tariffed rates. Long distance telephone service revenue is recognized based upon minutes of traffic processed in accordance with tariffed rates or contract fees. Other telephone services are recognized as revenue when the services are provided to the customer in accordance with contract terms. Reciprocal compensation, which is the fee local exchange carriers pay to terminate calls on each other's networks, is recognized as revenue as it is earned. Revenues from cable programming services are recognized and earned in the month

(in thousands of dollars)

the service is provided to the customers. Cable installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that customers are expected to remain connected to the Company's network system. Internet access service revenues are recorded as earned based on contracted fees. Unbilled revenues represent telephony, cable and data revenues earned but not billed at the end of the reporting period. Unearned revenue represents monthly recurring charges collected prior to the rendering of services.

Stock-Based Compensation
In 2003, certain employees of the Company were granted restricted stock of RCN. Upon issuance of RCN restricted stock, unearned compensation equivalent to the market value at the date of grant was recorded and subsequently amortized to expense over the restriction period.

If restricted stock was forfeited back to the Company as a result of an employee's failure to fulfill a continued employment requirement, the previously recognized compensation expense related to the restricted shares that did not vest was reversed due to a change in estimate.

The value of RCN restricted stock that has been expensed is reflected in both the statement of operations and the Company's accounts payable to related parties. This amount was $87 as of December 31, 2003.

Income Taxes
The Company is not subject to income taxes at the federal or state level. Income or loss of the joint venture is passed through to the LLC members.

Leases
The Company has not entered into any lease transactions, as lessor, which qualify for sale or direct finance treatment. The Company has agreements with customers and other telecommunications carriers that grant and convey to the user the right of access to, and use of, fiber optic cables and equipment. The terms of these agreements range from five to thirty years. Fees received for the use and access to cables and equipment are amortized on a straight-line basis over the life of the agreement.

Leasing transactions that the Company enters as a lessee that bears all substantial risks and rewards from the use of the leased item are accounted for as a capital lease. All other lease agreements are accounted for as an operating lease. Operating lease payments are expensed as incurred.

New Accounting Standards
In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and requires retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over the asset's useful life. The Company is primarily subject to asset retirement obligations associated with its cable franchise agreements, which are subject to the provisions of this statement. Cable franchise agreements frequently contain clauses requiring that the Company remove its facilities from the public rights of way upon the expiration or termination of the agreement, creating an asset retirement

(in thousands of dollars)

obligation. Local governments may choose not to exercise these rights as the facilities could be considered useful improvements. The Company has concluded that the fair value of these obligations cannot be reasonably estimated because neither the settlement date of the asset retirement obligation nor the probability of enforcement of the remediation clauses are currently determinable. The Company has insufficient historical data to reasonably determine the probability of whether the remediation terms of the agreements will be enforced and to what extent. In addition, the Company is unable to estimate a potential range of settlement dates due to its intent and ability to renew the franchise agreement after the initial franchise expiration. A liability for the asset retirement obligation associated with the Company's franchise agreement will be recorded if, and when, a reasonable estimate of fair value can be determined. The Company adopted SFAS No. 143 on January 1, 2003 and the adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity. It also establishes fair value as the objective for initial measurement of the liability. The Company adopted the provisions of SFAS No. 146 on January 1, 2003 and the adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Financial Interpretation No. 45 ("FIN No. 45"), "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN 45 did not have a material impact on the financial position, cash flows or results of operations of the Company.

Starpower Communications, LLC
Notes to Financial Statements
December 31, 2003 and 2002

(in thousands of dollars)

4. Asset Impairment and Other Charges

The total asset impairment and other charges are comprised of the following:

	2003	2002	2001
Construction materials	$ 804	$ 3,504	$ 6,233
Abandoned assets	1,705	50	834
Franchises	-	153	581
Total asset impairment	2,509	3,707	7,648
Exit costs for excess facilities	-	866	3,082
Exit costs for supplier contract	-	-	76
Total asset impairment and other charges	$ 2,509	$ 4,573	$ 10,806

During 2001, the Company revised its strategic and fundamental plan by shifting focus from starting construction in new franchises to completing additional construction activities in its existing franchises. Concurrent with this change in strategy, the Company recorded asset impairment and other charges aggregating approximately $10,806.

Construction material levels were assessed based on the build-out requirements of the Company's revised plan. The assessment process resulted in the identification of excess construction material that cannot be used for alternative use and which is either to be returned to vendors or resold to a secondary market. A charge in the amount of $6,233 was recognized to write-down excess construction materials to their net realizable value.

Costs to exit an excess facility in the amount of $3,916 represents a lease termination charge of $3,082 and the write-off of $834 in leasehold improvements. The lease termination charge was paid by the Company in January 2002. Capitalized franchise costs in the amount of $581 were written-off as a result of the Company's decision to terminate the franchise application process in certain areas. The Company also incurred charges of $76 related to the cancellation of a supplier contract for construction materials as a result of the Company's decision to scale back the build-out of their network. The supplier contract cancellation charge was paid by the Company in January 2002.

Additionally, franchise exit costs in the amount of $433 were accrued primarily representing costs related to the Company's decision to stop or delay construction in certain franchise areas and are included in operating, selling, general and administrative expenses. None of these costs were paid as of December 31, 2001. Costs related to workforce reductions of approximately $660 are included in operating, selling, general and administrative expenses. The Company paid $404 of these workforce reduction costs in 2001.

During 2002, the Company reassessed its strategic and fundamental plan and recorded asset impairment and other charges aggregating approximately $4,573. Construction material levels were assessed based on the build-out requirements of the Company's revised plan. The assessment process resulted in the identification of excess construction material that cannot be used for alternative use and which is either to be returned to vendors or resold to a secondary market. A charge in the amount of $3,504 was recognized to write-down excess construction materials to their net realizable value.

(in thousands of dollars)

Certain construction projects in progress were stopped and other previous planned expansion projects were abandoned. This stoppage is deemed to be other than temporary. As a result, certain subscriber related assets were stranded based on the cost of retrieving the assets. The costs related to these stranded assets were $50. Franchise costs in the amount of $153 were written-off as a result of the Company's decision to terminate the franchise application process in certain areas.

Additionally, a detailed review of facility requirements against lease obligations has been continuously conducted to identify excess space. Along with the stoppage of certain construction projects and expansion, the Company has also consolidated certain operating activities, which resulted in exiting excess facilities. The estimated costs less recoveries, to exit excess real estate facilities for the year ended December 31, 2002 were $866.

In 2002, the Company also incurred costs related to workforce reductions of $177 which were included in operating, selling, general and administrative expenses. The Company paid $403 in workforce reduction costs in 2002. Costs and penalties of $700 related to exiting certain franchises were also incurred during 2002 and included in operating, selling, general and administrative expenses.

During 2003, as part of the Company's annual reassessment of its strategic plan, it recorded asset impairment and other charges aggregating approximately $2,509. A charge in the amount of $804 was recognized to write-down excess construction materials to their net realizable value. Certain construction projects in progress were also stopped and other previous planned expansion projects were abandoned. This stoppage is deemed to be other than temporary. As a result, certain subscriber related assets were stranded based on the cost of retrieving the assets. The costs related to these stranded assets were $1,705.

The Company also incurred costs related to workforce reductions of $94 in 2003, which were included in operating, selling, general and administrative expenses. The Company paid $112 in workforce reduction costs in 2003. Additionally, during 2003, the Company was able to reach a favorable settlement with a municipality in which the Company failed to meet the build-out requirements related to its franchise agreement. The Company incurred $78 in costs to exit the franchise versus the $683 that had been previously accrued. The $605 difference has been recorded as a reduction in operating, selling, general and administrative expense.

(in thousands of dollars)

The total activity for the years ended December 31, 2003 and 2002 for accrued exit costs representing estimated damages, costs and penalties relating to franchises and real estate facilities, and costs incurred related to workforce reductions is presented below.

	Franchise Exit Costs and Penalties	Facility Exit Costs	Workforce Reduction Costs	Supplier Contract Exit Costs	Total Accrued Exit Costs
Balance at December 31, 2001	$ 433	$ 3,082	$ 256	$ 76	$ 3,847
Accrued Costs	700	866	177	-	1,743
Payments	-	(3,082)	(403)	(76)	(3,561)
Balance at December 31, 2002	1,133	866	30	-	2,029
Accrued Costs	(605)	-	94	-	(511)
Payments	(78)	(375)	(112)	-	(565)
Balance at December 31, 2003	$ 450	$ 491	$ 12	$ -	$ 953

5. Property, Plant and Equipment

Property, plant and equipment consists of the following at December 31, 2003 and 2002:

	2003	2002
Construction materials, net	$ 8,353	$ 9,845
Telecommunications network	356,642	337,938
Furniture, fixtures and vehicles	5,415	5,259
Construction-in-progress	7,686	20,485
Leasehold improvements	5,951	5,905
Total property, plant and equipment	384,046	379,432
Accumulated depreciation	(94,202)	(68,084)
Property, plant and equipment, net	$ 289,844	$ 311,348

Depreciation expense was $26,151, $23,868 and $16,797 for the years ended December 31, 2003, 2002 and 2001, respectively.

In 2003, in order to test recoverability of the Company's long-lived assets, the Company prepared a detailed estimate of future cash flows. The projection considered the cash inflows expected from the use of the Company's telecommunication network over its remaining useful life, based on its existing service potential less expected future cash outflows necessary to maintain, but not improve, such network. The projection also considered cash flows associated with the eventual disposition of the telecommunication network.

(in thousands of dollars)

As each of the Company's members have different views regarding the development of the expected future cash flows, management has used a probability-weighted approach in developing estimates of future cash flows.

The resulting expected future cash flows, undiscounted and without interest charges, expected to result from the use and eventual disposition of the telecommunication network is greater than the carrying amount of the asset. Accordingly, the results indicate that the Company's long-lived assets are not impaired.

6. **Goodwill**

At December 31, 2003 and 2002, the Company has $0 and $2,307 of goodwill, respectively. On January 1, 2002, the Company adopted the provisions of SFAS No. 142. Accordingly, the Company no longer records amortization relating to its existing goodwill. The Company functions as two reporting units, network and dial-up customers, and operates in one geographical market.

During 2003, the Company performed a test to identify any potential impairment on the carrying value of its goodwill related to its Internet dial-up business. The results of the test indicated that the carrying amount of goodwill was impaired based on the downward trend of dial-up subscribers. The Company measured the impairment loss by the amount the carrying value exceeded the implied fair value of the goodwill. The fair value of the reporting units was estimated using the expected present value of future cash flows. This measurement is in accordance with SFAS No. 142. Consequently, the Company impaired the remaining goodwill related to its Internet dial-up business in the net amount of $2,307.

The following table provides comparative earnings had the non-amortization provisions of SFAS No. 142 been adopted for the previous periods presented:

	2003	2002	2001
Reported net income (loss)	$ 1,317	$ (15,162)	$ (51,204)
Add back: Goodwill amortization	-	-	13,841
Adjusted net income (loss)	$ 1,317	$ (15,162)	$ (37,363)

The total amortization expense for twelve months ended December 31, 2003, 2002 and 2001 was $0, $0 and $13,841, respectively.

(in thousands of dollars)

7. Intangible Assets

Intangible assets that have finite lives and are subject to amortization consist of the following at December 31, 2003 and 2002:

	2003	2002
Subscriber lists	$ 9,330	$ 9,330
Other	2,099	2,099
Franchises	763	709
Total intangible assets	12,192	12,138
Accumulated amortization	(11,494)	(11,463)
Intangible assets, net	$ 698	$ 675

Amortization expense was $31 and $423 for the years ended December 31, 2003 and 2002, respectively. The Company did not have any identifiable intangible assets with indefinite lives that are not subject to amortization at December 31, 2003 and 2002. The estimated aggregate amortization expense for the next five succeeding fiscal years is:

2004	$ 41
2005	58
2006	58
2007	58
2008	58

8. Deferred Reciprocal Compensation

The Company has interconnection agreements with various incumbent local exchange carriers ("ILECs") that entitles collection of reciprocal compensation payments from them for local telephone calls that terminate on the Company's facilities. Prior to 2003, one ILEC disputed their obligation to pay reciprocal compensation for local telephone calls placed by the incumbent carrier's customers to Internet service providers served by competing carriers. This ILEC claimed that this traffic was interstate in nature and therefore should be exempt from compensation arrangements applicable to local, intrastate calls. The Company contended that the interconnection agreements provided no exception for local calls to Internet service providers and reciprocal compensation is therefore applicable.

Due to these ongoing disputes, the Company was unable to provide any assurance as to the outcome of these complaints and therefore deferred the revenue related to such payments. As of December 31, 2002, the Company deferred approximately $6,601.

During November 2003, the Company entered into a settlement agreement with this ILEC to resolve payment issues related to reciprocal compensation. As part of the settlement agreement, the Company received a cash payment in the amount of $15,650, and both parties agreed to a full and final accord and satisfaction of all the disputes through July 2003. Based on the terms of the settlement agreement, all disputes were resolved. Accordingly, $22,251 was recognized as revenue in the current period. This amount comprises the $15,650 settlement and the $6,601 of previously deferred revenue.

(in thousands of dollars)

9. **Off-Balance Sheet Risk and Concentration of Credit Risk**

   Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables, and cash and temporary cash investments.

   The Company places its cash and temporary investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company also periodically evaluates the credit worthiness of the institutions with which it invests. The Company does, however, maintain unsecured cash and temporary cash investment balances in excess of federally insured limits.

   The Company's trade receivables reflect a customer base primarily centered in the Washington, D.C. market. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

10. **Disclosure About Fair Value of Financial Instruments**

    The carrying amount of cash and temporary cash investments approximates fair value because of the short maturity of these instruments. The carrying amounts reported in the balance sheet for accounts receivable and receivables from related parties approximate those assets fair values.

11. **Transactions with Related Parties**

    RCN provides certain support services under support services agreements for the Company that are renewed annually at the election of the Company. Such functions included: customer service, billing and certain administrative, accounting and technical support services. Expenses associated with these services were provided at cost. These expenses approximated $18,452, $17,782 and $19,594 for the years ended December 31, 2003, 2002 and 2001, respectively. Starpower purchases long-distance service for resale to its customers from RCN. Telephony costs associated with these purchases were $1,010, $255 and $2,087 for 2003, 2002 and 2001, respectively. Starpower also purchases equipment and related utility services from Pepco or its affiliates for use in construction and operations. These purchases were $2,365, $3,068 and $22,875 for the years ended December 31, 2003, 2002 and 2001, respectively. Right of way access is also purchased from Pepco. Expenses related to this access were $1,421, $1,638 and $1,838 in 2003, 2002 and 2001, respectively. The above purchases were recorded in the financial statements as follows:

December 31, 2003	Amounts Paid to RCN	Amounts Paid to Pepco	Total
Direct expenses	$ 2,353	$ -	$ 2,353
Operating and selling, general and administrative	17,109	3,025	20,134
Capitalized as part of property and equipment	-	761	761
Total	$ 19,462	$ 3,786	$ 23,248

(in thousands of dollars)

December 31, 2002	Amounts Paid to RCN	Amounts Paid to Pepco	Total
Direct expenses	$ 2,049	$ -	$ 2,049
Operating and selling, general and administrative	15,988	3,135	19,123
Capitalized as part of property and equipment	-	1,571	1,571
Total	$ 18,037	$ 4,706	$ 22,743

December 31, 2001	Amounts Paid to RCN	Amounts Paid to Pepco	Total
Direct expenses	$ 4,182	$ -	$ 4,182
Operating and selling, general and administrative	17,499	4,126	21,625
Capitalized as part of property and equipment	-	20,588	20,588
Total	$ 21,681	$ 24,714	$ 46,395

In addition to the above, RCN and PCI have guaranteed facility rental obligations related to contracts entered into by Starpower. As of December 31, 2003, the guarantees issued by RCN and PCI cover approximately $300 and $3,700, respectively, of the remaining rental obligations. RCN has also issued franchise and construction performance bonds on behalf of Starpower in the approximate amount of $4,200. PCI has agreed to indemnify RCN for 50% of any payments RCN makes under Starpower's franchise and construction performance bonds.

12. Commitments and Contingencies

Total rental expense, primarily for office space and pole rentals was $2,407, $2,787 and $5,519 for 2003, 2002 and 2001, respectively. At December 31, 2003, rental commitments under noncancelable leases are as follows:

Year Ending	Aggregate Gross Amounts	Aggregate Sublease Amounts	Aggregate Net Amounts
2004	$ 3,295	$ 815	$ 2,480
2005	3,019	563	2,456
2006	2,720	252	2,468
2007	2,418	105	2,313
2008	2,223	-	2,223
Thereafter	6,915	-	6,915

In the normal course of business, there are various legal proceedings outstanding. In the opinion of management, these proceedings will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

(in thousands of dollars)

13. Members' Equity and Stock Plan

Members' equity consists of the following at December 31, 2003, 2002 and 2001:

	RCN	Pepco Communications	Total
Members' equity as of December 31, 2001	$ 144,047	$ 144,047	$ 288,094
Cash contributed	7,500	7,500	15,000
Proportionate share of losses	(7,581)	(7,581)	(15,162)
Members' equity as of December 31, 2002	143,966	143,966	287,932
Cash contributed	2,000	2,000	4,000
Distributions	(7,750)	(7,750)	(15,500)
Proportionate share of income	658	659	1,317
Members' equity as of December 31, 2003	$ 138,874	$ 138,875	$ 277,749

During 2003, the Company participated in RCN's restricted stock plan. Certain employees of the Company were issued shares of RCN restricted stock with a fair value of $125. During the performance period the grantee may vote the shares, but the shares are subject to transfer restrictions and are all or partially forfeited if a grantee terminates employment with the Company. The restricted stock vests over six months and were fully vested as of December 31, 2003.

Including the effect of forfeitures, the Company recorded $87 of non-cash compensation expense for the year ended December 31, 2003 relating to its restricted stock program.

As of December 31, 2003, the Company had no unearned compensation costs remaining as all restricted shares granted were fully vested.

The following table summarizes the transactions pursuant to the Company's participation in RCN's restricted stock plan for the year ended December 31, 2003.

	Number of Shares
Outstanding at December, 31 2002	-
Granted	82,500
Forfeited	(25,000)
Outstanding at December, 31 2003	57,500